SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2007-2011 BUSINESS PLAN

(Rio de Janeiro, June 30, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the Board of Directors approved today the 2007-2011 business plan. Some highlights of this plan are a long term 2015 oil and natural gas production target, substantial expansion in the natural gas production chain, and a greater role in petrochemicals, and refining and development of green fuels.

This business plan uses the same fundamental premisses defined in the Petrobras 2015 Strategic Plan, approved in May 2004, in what concerns the Mission and 2015 Vision of the Company, and adjusts coroporate objectives and strategies.

In general terms the 2007-2011 Business Plan maintains the company’s agressive growth targets. World-wide oil, natural gas liquids, and gas production should reach 3,493 thousand barresls of oil equivalent (boe) by 2011, of which 2,925 thousand in Brazil. For the first time the company also announced its longer term production target for 2015 of 4,556 thousand boe by 2015, re-emphasiing the strength of the new plan. These projections take into consideration the maintenance of a confortable reserve - production ratio.

In the downstream segment, the targets reflect the objective of maintaining a balance between production and processing capacity, and expand activities in petrochemicals and fertilizers, promoting sinergies with other Petrobras operations. Consequently, world-wide refining throughput should reach 2,376 thousand bpd by 2011, and 3,201 thousand bpd by 2015.

Corporate Goals

Indicators	2005	2006 Target	2011 Target
Oil and Gas Production – Total (Thousand boed)	2,217	2,403	3,493
Oil and Gas Production – Brazil (Thousand boed)	1,958	2,169	2,925
Oil and Gas Production – International (Thousand boed)	259	234	568
Throughput – Brazil (Thousand bpd)	1,727	1,774	1,877
Throughput - Brazil and International (Thousand bbl/d)	1,830	1,908	2,376
Sales Volume in Excess of Brazilian Crude Oil (Thousand bpd)	263	415	632
Refining Operating Cost - Brazil (US$/boe)	1.90	2.05	2.90
Lifting Cost without Government Participation - Brazil (US$/boe)	5.73	5.96	5.60

The plan calls for investments of US$ 87.1 billion, in the períod, representing a yearly average of US$ 17.4 billion, of which 86% (US$ 75.0 billion) in Brazil, and 14% (US$ 12.1 billion) in other countries. These figures represent a 66% increase in relation to the previous plan for the same period.

Concerning investments in Brazil, besides the expressive growth in E&P and Downstream, the expansion of investments in Gas and Energy, to meet growing demand for natural gas in the Brazil, and Distribution, to assure the leadership and growth of the company in this business segment, are also noteworthy.

Internationally, 70% of investments are directed to E&P with a concentration in the US Gulf and West Coast of Africa.

The growth in the value of the project portfolio is accounted for by: US$ 17.4 billion of new projects, US$ 7.8 billion of cost increases as a result of the tight equipment and oil services market, US$ 4.2 billion as a result of currency appreciation, and the rest as a result of other factors including changes to project scope and business modelling.

Investments (US$ billion)

Area	2007-2011	Inv 2007-11 (BP 2006-10)	Dif (%)
Exploration and Production	40.7	25.0	63
Supply	23.1	14.3	62
Gas & Energy	7.2	4.6	56
International	12.1	6.7	82
Distribution	2.2	0.9	131
Corporate	1.7	1.0	81
TOTAL	87.1	52.4	66

The above investment figures include US$ 17.6 billion to be used by different segments in the whole natural gas production chain in Brazil, with a view towards developing, leading, and assuring a reliable source of natural gas for the brazilian market. Investments by Petrobras’ partners should reach another US$4.5 billion in the same period.

The company is maintaining its product pricing policy of alignment to international prices. As a result, expected cash generation should reach US$ 86,7 bilhões in the period (net of dividends), what should be sufficient to finance almost the entire Investment Plan. New capital market borrowing is projected to reach US$ 12.6 bilhões and projected debt amortization to equal US$ 12.2 billion.

Business Plan Financiability (US$ billion)

Sources and Uses	Sources	Uses
Financing	12.6	-
Cash flow net of dividends	86.7	-
Debt amortization	-	12.2
Investment	-	87.1

Petrobras will continue its policy of lengthening its debt maturity profile and reduction of leverage so that inspite of the expansion of investments average financial leverage should be less than under the previous plan.

Return and financial leverage indicators

Financial targets	Averag PN 2006 -1	Averag PN 2007 -1
Return on Capital Employed (ROCE) (%)	15	16
Financial Leverage	28	25

The revised plan takes into account realistically international petroleum price increases. This increase has reflected in the whole production chain principally in what concerns service costs, maintenance, equipment and special operations in the oil sector, impacting lifting and refining costs of all companies. The expanding global economy has also had a direct impact in various industries that compose the supply chain of the industry.

Quantitative assumptions relating to market tendencies and oil and oil products prices and margens, at the international level, were re-evaluated taking into account the higher price levels observed beginning in 2004.

Macroeconomic premises

Indexes	2007-2011
GDP – World (% pa) – PPP*	4.3
GDP – Latin America (% pa) – Purchase Power Parity	3.7
GDP - Brazil (% pa)	4.0
FX Rate (R$/US$)	2.50
Robustness Brent (US$/bbl)	23.00
Brent for funding (US$/bbl)	62.00 (2006), 55.00 (2007), 40.00 (2008), 35.00 (2009+)
Oil Products Prices	Oriented by international prices, without changes in related prices

Beginning with this business plan Petrobras will announce its targets for greenhouse gas emissions, in line with its strategy of sustainable growth.

In what concerns bio-fuels, the company aims to expand its participation in this market by leading national production of bio-diesel and expanding its role in the ethanol business. In line with this strategy the H-BIO tecnology that transforms vegetable oils into diesel represents a driver for the growth of this market.

Corporate HSE Goals

Health, Safety and Environment (HSE) Targets	Target 2011
Maximum Acceptable volume of oil and oil products spills (m3)	601
Lost Time Injury Frequency Rate (LTIFR) (# of injuries / Million MHER)	0.50
Total Emissions of Greenhouse Gases (Million tons of CO2 Equivalent)	3.93
Biodiesel supply (thousand m3/year)	855

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.